Exhibit 99.1

AirNet Announces Change of Auditor

BEIJING, January 3, 2025 /PRNewswire/ – AirNet Technology Inc., formerly known as AirMedia Group Inc. (“AirNet” or the “Company”) (Nasdaq: ANTE), today announced the appointment of Assentsure PAC (“Assentsure”) as the Company’s independent registered public accounting firm to replace Audit Alliance LLP (“Audit Alliance”), effective January 2, 2025. The change of the Company’s independent auditor was made after careful consideration and evaluation process and was approved by the board of directors of the Company (the “Board”) and the audit committee of the Board.

During each of the years ended December 31, 2022 and 2023, and during the subsequent period through January 2, 2025, there have been no (1) “disagreements” (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) between the Company and Audit Alliance on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Audit Alliance, would have caused Audit Alliance to make reference to the subject matter of the disagreement thereto in its reports on the consolidated financial statements for such years, or (2) “reportable events” as that term is described in accordance with Item 16F(a)(1)(v) of Form 20-F.

During the Company’s two most recent fiscal years ended December 31, 2023, and the subsequent period prior to the Company’s engagement of Assentsure, neither the Company nor anyone acting on its behalf consulted Assentsure with respect to (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Assentsure concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, (2) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (3) any reportable event as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F.

The Company is working closely with Assentsure and Audit Alliance to ensure a seamless transition.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements are based upon management’s current expectations and current market and operating conditions, and involve inherent risks and uncertainties, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Company Contact

Penny Pei

Investor Relations

AirNet Technology Inc.

Tel: +86-10-8460-8678

Email: penny@ihangmei.com